SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official notice dated August 8, 2005 entitled, “Investment in Peru LNG – Camisea Project.”

2.	Preview of income statement for second quarter 2005.

Official Notice

Item 1

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, 8 August 2005

No. of pages: 1

INVESTMENT IN PERU LNG – CAMISEA PROJECT

Repsol YPF invests US$325 million in order to develop the Peru LNG project and Camisea gas fields under the recently signed agreement with the North American oil company Hunt Oil. Repsol YPF acquires a 20% stake in the Peru LNG joint venture that will build and operate the liquefaction plant in Pampa Melchorita (Peru), expected to go into operation by 2009, and supply gas to the west coast of North and Central America; and entries with a 10% stake in two exploration blocks in the Camisea area with extensive gas fields discoveries already in production; and acquires a 10% of the stake in Transportadora de Gas del Peru SA (TGP), the company that distributes natural gas from Camisea via the trans-Andean pipeline.

The agreement reached with Hunt Oil also contemplates that Repsol YPF will exclusively market the 4 million tons per year production of liquefied natural gas (LNG) estimated for the projects’ liquefaction plant, which is equivalent to 15% of the company’s current annual gas production.

Item 2

Preview of income statement for second quarter 2005

Strong growth in income from operations on the back

of high oil prices and refining margins

Unaudited figures (IFRS)

2Q 2004	1Q 2005	2Q 2005	% Variation 2Q05/2Q04	SECOND QUARTER 2005 RESULTS	Jan-Jun 2004	Jan-Jun 2005	% Variation 05/04
REPORTED EARNINGS (Million euros)

1,158	1,483	1,440	24.4	INCOME FROM OPERATIONS	2,220	2,923	31.7
700	845	805	15.0	NET INCOME	1,318	1,650	25.2

PROFORMA INDICATORS (1) (Million euros)
1,168	1,393	1,428	22.2	ADJUSTED OPERATING INCOME	2,215	2,821	27.4
686	801	805	17.3	ADJUSTED NET INCOME	1,323	1,606	21.4

EARNINGS PER SHARE
0.57	0.69	0.66	15.0	Euros per share	1.08	1.35	25.2
0.70	0.90	0.80	14.3	Dollars per share (2)	1.31	1.63	24.4

(1)	Included to facilitate analysis of the company’s operating performance and to optimise comparison of income generated in each period. See definition in the note on page 15. The effective corporate tax rate estimated for the period has been applied to adjustments included as non-recurring items.

(2)	EPS in dollars is calculated using end of period euro/dollar exchange rates. Other figures (such as net income or income from operations) expressed in dollars in the note, have been calculated using average exchange rates of the period.

SECOND QUARTER 2005 HIGHLIGHTS

•	Net income in the quarter was Eu805 million. Excluding non-recurring items, adjusted net income was 17% higher year-on-year in euros and 23% in dollars. These figures were the result of sustained high oil prices and refining margins coupled with a less favourable environment for marketing, LPG and petrochemicals.

•	Income from operations in second quarter 2005 was Eu1,440 million. Excluding non-recurring items, adjusted operating income was Eu1,428 million, 22% higher (28% in dollar terms). Net cash flow generated in the quarter reached Eu1,513 million and earnings per share were Eu0.66.

•	Production in the quarter reached 1,179,700 boepd, similar to the 1,179,100 boepd recorded a year earlier. Gas production rose 5.7% year-on-year, mainly in Bolivia, Trinidad & Tobago, and Venezuela.

•	High refining margins continued to reflect the wide differentials between light and heavy crude oil and the high spreads in medium distillates, as well as gasoline this quarter.

•	On 16 June last, Moody’s upgraded Repsol YPF’s rating to Baa1 from Baa2.

•	On 5 July 2005, as approved at the company’s last Annual General Shareholders Meeting held on 31 May 2005, Repsol YPF paid a gross complementary dividend of Eu0.25 per share against the 2004 financial year.

•	On 31 May, Repsol YPF’s chairman, Antonio Brufau, presented the 2005/2009 Strategic Plan to analysts, shareholders, institutional investors, and employees. This plan outlines the Company’s main lines of action for the mentioned period and is based on four key factors: growth in the upstream and LNG areas, strong cash generation in the downstream and ABB units, transformation of the asset portfolio, and cost savings, all of which will contribute to ensuring sustained dividend growth for shareholders, with a 20% higher dividend in 2006.

1. BREAKDOWN OF THE CONSOLIDATED INCOME STATEMENT

1.1.- Second quarter results

Net income was Eu805 million in the quarter. Excluding non-recurring items, adjusted net income grew 17% year-on-year in euro terms and 23% in dollars. Income from operations reached Eu1,440 million. Adjusting for non-recurring items, it rose 22% in euro terms and 28% in dollars. Net cash flow was Eu1,513 million. Earnings per share went from Eu0.57 in second quarter 2004 to Eu0.66 in the same period 2005. Several tables are included (see Annex) with all 2004 quarterly financial information detailed according to IFRS for ease of comparison with 2005 results.

Non-recurring items offset each other in the quarter. The main positive items refer to capital gains on the sale of real estate and the stake in Enagas through Gas Natural SDG, which were offset by provisions for various contingencies.

Oil prices remained high in the quarter, greatly surpassing levels registered in second quarter 2004 (with Brent oil at $51.63 per barrel as opposed to $35.31 per barrel the year before), and also up on the $47.64 per barrel in first quarter 2005. The company’s refining margin indicator in the second quarter rose sharply year-on-year, also registering higher levels than in first quarter 2005.

In marketing, sales margins on fuel in Spain were similar to those for the same quarter last year, while in Argentina, the price freeze remained in place and higher international oil product prices were not passed on to consumers.

In chemicals, second quarter international margins on our product mix were higher year-on-year, whereas margins on base and derivative petrochemicals dropped quarter-on-quarter as a result of a weaker demand environment. Lastly, the gas & power business area basically continued to reflect good performance in Latin American activities and higher operating income from gas distribution in Spain.

1.2.- First half 2005 results

Net income in the first half of 2005 was Eu1,650 million versus Eu1,318 million in the same quarter the year before. First half income from operations rose 32% year-on-year. Net cash flow reached Eu3,022 million. Earnings per share went from Eu1.08 in first half 2004 to Eu1.35 in first half 2005.

Crude oil prices were very high throughout the period, with average Brent oil prices up 48%, while the average dollar/euro exchange rate in the first six months continued to reflect a 4.6% appreciation of the euro against the dollar, despite the latter’s gradual rise over this period. Refining margin indicators jumped 76% year-on-year, reaching $7.94 per barrel, while marketing margins were lower.

With respect to the chemical business, international margins on our chemical product mix showed year-on-year improvement, with margins in Europe trending down through the second quarter. Finally, in the gas & power business area, positive performance was based on the factors already mentioned for second quarter 2005.

2.- BREAKDOWN OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

Unaudited figures

2Q 2004	1Q 2005	2Q 2005	% Variation 2Q05/2Q04		Jan-Jun 2004	Jan-Jun 2005	% Variation 05/04
645	650	724	12.2	INCOME FROM OPERATIONS (Million euros)	1,283	1,374	7.1
642	633	739	15.1	ADJUSTED OPERATING INCOME (Million euros)	1,278	1,372	7.4
575.5	542.1	541.9	-5.8	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	577.6	542.0	-6.2
3,389	3,310	3,581	5.7	GAS PRODUCTION (Million scf/d)	3,225	3,447	6.9
1,179.1	1,131.6	1,179.7	0.1	TOTAL PRODUCTION (Thousand boepd)	1,152.0	1,155.8	0.3
306	229	326	6.5	INVESTMENTS (Million euros)	586	555	-5.3
36	50	51	41.7	EXPLORATION EXPENSE (Million euros)	87	101	16.1

2Q 2004	1Q 2005	2Q 2005	% Variation 2T05/2T04	REALISATION PRICES	Jan-Jun 2004	Jan-Jun 2005	% Variation 05/04
35.31	47.64	51.63	46.2	Brent ($/Bbl)	33.66	49.64	47.5
38.28	49.82	53.22	39.0	WTI ($/Bbl)	36.77	51.66	40.5
29.27	31.52	34.91	19.3	LIQUIDS ($/Bbl)	28.88	33.3	15.2
1.17	1.48	1.45	23.9	GAS ($/kscf)	1.18	1.46	23.7

1,000 M scf/d = 28.32 M m3/d = 17.809 Mboepd

Income from operations in the second quarter 2005 was Eu724 million. Excluding non-recurring items, adjusted operating income was up 15% (21% in dollars). Enhanced performance in this area came from the sharp rise in crude oil reference prices year-on-year, higher gas realisation prices in Trinidad & Tobago and in Argentina, from the price increases scheduled by the Argentine Government from May 2004 onwards. Higher gas production and sales in Bolivia, Trinidad & Tobago, and Venezuela also made a positive contribution.

On the downside, there were a 4.6% appreciation of the euro against the dollar, wider spreads for heavy crude oils, and the higher tax levied on exports in Argentina with its adverse effect on domestic prices for intra-group sales and sales to other operators. The effect of higher withholdings produced an additional cutback of Eu160 million in income for the Exploration & Production business area this quarter compared to the same quarter 2004.

Repsol YPF liquids realisation prices averaged $34.91 per barrel in the second quarter 2005 versus $29.27 per barrel a year earlier and $31.52 per barrel in first quarter 2005. The wider differential with respect to crude oil reference prices from one year to the next was due to the greater spread in heavy crude oils this quarter and the aforementioned higher discount on sales in Argentina.

The average price of gas in the quarter was $1.45 per thousand cubic feet, up 23.9% year-on-year, reflecting larger sales volumes in Trinidad & Tobago and higher average gas prices in Argentina, where these reached $1.23 per kscf in this quarter, 23% more than in second quarter 2004.

Total production in second quarter 2005 rose 0.1% year-on-year to 1,179,700 boepd, despite a 3,900 boepd negative impact on PSC contracts caused by the rise in oil prices.

Oil and liquids production in the quarter, at 541,900 bpd, was 5.8% lower year-on-year. Output in ABB (Argentina-Bolivia-Brazil) reached 409,500 bpd, falling 5.7%, curtailed by the 6.3% drop in Argentina, whereas in Bolivia production was up 2.8%. Production in the rest of the world was 132,400 bpd, down 6.3% because of lower production in Trinidad & Tobago, as well as in Dubai, Spain, Venezuela, and Algeria (due to the above-mentioned effect of PSC contracts). This drop was partially offset by growth in high margin production in Libya.

Gas production was 3,581 Mscf/d (equivalent to 637,800 boepd), 5.7% higher than in the same quarter 2004. This improvement came mainly from three countries: Bolivia, Trinidad & Tobago, and Venezuela. In Bolivia, quarterly production reached 546 Mscf/d (97,200 boepd), with an increase of 32% from the start of gas exports to Argentina in June 2004. In Trinidad & Tobago, gas production averaged 583 Mscf/d (103,900 boepd) with three liquefaction trains and the Atlas Methanol plant in operation, and production in Venezuela improved 14.1% to 339 Mscf/d (60,300 boepd) boosted by the increase in output agreed with PDVSA at the Quiriquire block.

In this second quarter 2005, a new discovery was made by the Coconut 1 well in Trinidad & Tobago.

First half 2005 results

Income from operations in first half 2005 was Eu1,374 million versus Eu1,283 million in the same half 2004. Adjusted operating income rose 7.4% year-on-year in euros (14% in dollars).

The reasons for this income growth are the same as for the second quarter mentioned above, which resulted in an average realisation price for liquids of $33.26 per barrel in comparison to $28.88 per barrel in 2004, with an average gas price of $1.25 per kscf in Argentina, 26% higher than the $0.99 per kscf in the previous half-year.

At 542,000 bpd, the production of liquids dropped 6.2% versus first half 2004, mostly in Argentina, Trinidad & Tobago, Dubai, Spain and Algeria (because of the aforementioned PSC contracts).

Average first half 2005 production was 1,155,800 boepd, 0.3% more than in the same period 2004 despite the 4,800 boepd negative effect of PSC contracts due to the rise in oil prices.

Gas production rose 6.9% in comparison to first half 2004, reaching 3,447 Mscf/d (equivalent to 613,800 boepd), with enhanced performance mainly in Bolivia, Trinidad & Tobago, and Venezuela.

Second quarter investments in the Exploration & Production area rose to Eu326 million, 11.4% higher than in second quarter 2004 in dollar terms.

Investments in development represented 74% of total investment in the quarter, spent mostly in Argentina (65%), Trinidad & Tobago (8%), Venezuela (7%), Brazil (5%), Bolivia (5%), Ecuador (3%), and Libya (2%).

First-half 2005 investments in this area totalled Eu555 million and were flat year-on-year when expressed in dollars terms because of the appreciation of the euro against the dollar.

2.2 REFINING & MARKETING

Unaudited figures

2Q 2004	1Q 2005	2Q 2005	% Variation 2Q05/2Q04		Jan-Jun 2004	Jan-Jun 2005	% Variation 05/04
455	653	701	54.1	INCOME FROM OPERATIONS (Million euros)	763	1,354	77.5
448	636	680	51.8	ADJUSTED OPERATING INCOME (Million euros)	754	1,316	74.5
42	61	16	-61.9	LPG ADJUSTED OPERATING INCOME (Million euros)	129	77	-40.3
13,285	14,131	14,318	7.8	OIL PRODUCT SALES (Thousand tons)	26,455	28,449	7.5
801	996	742	-7.4	LPG SALES (Thousand tons)	1,739	1,739	—
256	275	184	-28.1	INVESTMENTS (Million euros)	386	459	18.9

2Q 2004	1Q 2005	2Q 2005	% Variation 2Q05/2Q4	REFINING MARGIN INDICATORS ($/bbl)	Jan-Jun 2004	Jan-Jun 2005	% Variation 05/04
5.51	6.59	7.71	39.9	Spain	4.37	7.15	63.6
6.56	10.55	11.55	76.1	ABB	5.85	11.05	88.9
5.45	7.32	8.56	57.1	Repsol YPF	4.50	7.94	76.4

Income from operations in second quarter 2005 rose 54.1% year-on-year to Eu701 million. Excluding non-recurring items, adjusted operating income was 51.8% higher. Positive performance mainly reflected consistently strong refining margins. Marketing and LPG margins were below their normal levels. When analysing results for this area, the increase in the discount for international prices applied by upstream Argentina to internal oil sales should be noted, as this partially offsets the impact of the price freeze on product sales.

The company’s refining margin indicator was $8.56 per barrel against $5.45 per barrel registered in the same quarter 2004. This rise stems from wider differentials between light and heavy crude oil, although these have narrowed in comparison to first quarter 2005, and high spreads for medium distillates and gasoline in this quarter. The distillation level in the second quarter was lower than in the same quarter a year ago because of a scheduled 36-day shutdown at the Tarragona complex as part of the maintenance program.

Total oil product sales in second quarter 2005 were up 7.8% year-on-year.

In Spain, second quarter light product sales to our own marketing network were 1.3% higher versus the same quarter a year earlier. Gasoline and diesel margins at service stations were generally at a similar level to second quarter 2004, but below the average level reached in previous years.

In ABB, sales to our own network rose 13.4% year-on-year on the back of rising demand and market share. Marketing margins fell sharply in Argentina because international price rises were not passed on to the end customer.

LPG sales in Spain were down 21% year-on-year mainly due to a generalised drop in all the business lines because of warmer temperatures and the changes introduced in the piped gas billing methodology. Unit margins were 0.5% lower, mainly because of the differences between the lagged reference prices used in calculating maximum bottled LPG prices in April 2005 and the actual international prices for the quarter.

Sales in Latin America rose 2.2% year-on-year, boosted by strong growth in Ecuador and a good performance in Chile. Retail margins were higher in Argentina, Bolivia, Ecuador, and Peru, and lower in Chile.

First half 2005 results

Income from operations in first-half 2005 climbed 77.5% year-on-year to Eu1,354 million, in comparison to Eu763 in 2004, mainly boosted by high refining margins. Adjusted operating income was 74.5% higher than in the same period a year ago.

Marketing margins in Spain were slightly lower than in first half 2004, while in Argentina margins were lower because of the impossibility of passing higher product prices on to retail prices.

Total oil product sales rose 7.5% to 28.4 million tons. In Spain and ABB, sales to our own network were higher while exports fell back. In the Rest of the World, sales growth was bolstered by the incorporation of Shell’s business in Portugal to Repsol YPF operations.

LPG sales in Europe dropped 1% year-on-year to 1,159 thousand tons. Since January 2005, this figure includes sales from the LPG assets acquired from Shell in Portugal, that compensated for the 4% sales drop in Spain. LPG results have also been negatively affected by a lower unit margin in 2005 as a consequence of the fast rise of raw material prices over the last twelve months and its lagged recognition in the bottled LPG prices.

Sales in Latin America were up 1.3% year-on-year thanks to strong growth in Ecuador and good performance in Chile. Retail margins were higher in Argentina, Bolivia, Ecuador and Peru, and lower in Chile.

Investments in the refining & marketing area in second quarter 2005 were Eu184 million, mainly allotted to current refining projects. In first half 2005, investments rose 18.9% year-on-year, to Eu459 million in comparison to Eu386 million in 2004.

2.3.- CHEMICALS

Unaudited figures

2Q 2004	1Q 2005	2Q 2005	% Variation 2Q05/2Q04		Jan-Jun 2004	Jan-Jun 2005	% Variation 05/04
55	161	80	45.5	INCOME FROM OPERATIONS (Million euros)	96	241	151.0
57	129	52	-8.8	ADJUSTED OPERATING INCOME (Million euros)	97	181	86.6
983	1,018	1,151	17.1	CHEMICAL PRODUCT SALES (Thousand tons)	1,935	2,168	12.0
18	18	27	50.0	INVESTMENTS (Million euros)	35	45	28.6

2Q 2004	1Q 2005	2Q 2005	% Variation 2Q05/2Q04	INTERNATIONAL MARGIN INDICATORS	Jan-Jun 2004	Jan-Jun 2005	% Variation 05/04
425	592	549	29.2	Cracker (Euros per ton)	411	571	38.9
272	367	318	16.9	Derivatives Europe (*) (Euros per ton)	280	342	22.1
182	238	260	42.9	Derivatives Latin America (US$ per ton)	182	249	36.8

These indicators represent feedstock margins based on international petrochemical product prices on reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

(*)	The 2004 margin on derivatives in Europe has been corrected to reflect the impact on capacity of the Sines acquisition.

Second quarter 2005 income from operations was Eu80 million versus Eu55 million in the same quarter a year earlier, and Eu161 million in first quarter 2005. Excluding non-recurring items, adjusted operating income was down 8.8% due to higher costs associated with the programmed shutdown of the Puertollano cracker and some inventory effects.

The quarter-on-quarter drop was originated in the weaker demand situation of the European market which had a negative impact on base and derivative chemicals in that region. Furthermore, first quarter 2005 figures included capital gains on the sale of a 28% stake in PBB Polisur.

In the second quarter 2005, petrochemical product sales totalled 1,151 thousand tons, up 17% year-on-year thanks to the incorporation of sales from the Sines Complex, and 13% quarter-on-quarter because of higher fertilizer sales, despite a cutback in sales due to the scheduled shutdown at the Puertollano facility in the first quarter.

First half 2005 results

Income from operations in first half 2005 was Eu241 million, 151.0% up on the same quarter a year earlier, driven by higher international margins on our product mix and the contribution of income from the Sines Complex acquisition in this period.

At 2,168 thousand tons, half-year petrochemical product sales were 12.0% up on the same period a year earlier.

Second quarter 2005 investments in Chemicals were Eu27 million, rising 50% year-on-year, spent mainly on increasing capacity (particularly at the propylene oxide/styrene complex at Tarragona), and upgrading existing units. At Eu45 million, investments in first half 2005 were 28.6% higher year-on-year, mostly, as mentioned before, for increasing capacity and upgrading existing units.

2.4.- GAS & POWER

Unaudited figures

2Q 2004	1Q 2005	2Q 2005	% Variation 2Q05/2Q04		Jan-Jun 2004	Jan-Jun 2005	% Variation 05/04
58	119	77	32.8	INCOME FROM OPERATIONS (Million euros)	148	196	32.4
56	87	59	5.4	ADJUSTED OPERATING INCOME (Million euros)	133	146	9.8
50	80	177	254.0	INVESTMENTS (Million euros)	478	257	-46.2

Income from operations in second quarter 2005 was Eu77 million, 32.8% higher than the Eu58 million posted in the same period the year before. Higher income here reflects capital gains on the sale of Enagas shares, and enhanced performance by Gas Natural SDG.

Earnings growth in Gas Natural SDG was driven by improvement in gas distribution in Spain and Latin America.

The expansion of gas distribution in Spain was in line with the increase in the regulated remuneration scheme for the year 2005.

Enhanced income from distribution in Latin America was mainly the result of a change in the consolidation scope in Brazil and organic growth in activities throughout the region.

The power business in Spain was boosted by good performance from electricity generation as a result of high pool prices, the start-up of the Arrubal power station, and the contribution from eolic power.

However, income from power sales was lower because the calculation of the reference price for this activity, the regulated tariff, implicitly incorporates a considerably lower pool price than that prevailing during the period.

First half 2005 results

Income from operations in the first half totalled Eu196 million versus Eu148 million in the same period a year earlier. This rise was mainly attributable to the larger capital gains on the sale of Enagas shares and this company’s positive earnings performance.

Second quarter 2005 investments in Gas & Power totalled Eu177 million, way above the figure for second quarter 2004, mainly because of the acquisition of Dersa, an eolic power generation company, and a high investment rate in combined cycles.

2.5.- CORPORATE AND OTHERS

This caption, reflecting corporate overheads not attributable to operating areas, recorded an expense of Eu142 million in second quarter 2005. Excluding non-recurring items it amounted to Eu102 million similar to the figure reported in the first quarter 2005.

3.- FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures

2Q 2004	1Q 2005	2Q 2005	% Variation 2T05/2T04	BREAKDOWN OF NET DEBT (Million euros)	Jan-Jun 2004	Jan-Jun 2005	% Variation 05/04
5,517	5,262	4,965	-10.0	NET DEBT AT THE START OF THE PERIOD	5,342	5,262	-1.5
-556	-1,509	-1,513	172.1	CASH FLOW AFTER TAX (2)	-1,806	-3,022	67.3
649	630	733	12.9	INVESTMENTS	1,520	1,363	-10.3
-26	-150	-109	319.2	DIVESTMENTS	-75	-259	245.3
19	305	40	110.5	DIVIDENDS	268	345	30.6
19	270	472	2,384.2	TRANSLATION DIFFERENCES (1)	228	742	225.4
244	157	520	113.1	VARIATION IN WORKING CAPITAL AND OTHER MOVEMENTS	389	677	74.0
5,866	4,965	5,108	-12.9	NET DEBT AT THE CLOSE OF THE PERIOD	5,866	5,108	-12.9
9,301	8,381	8,571	-7.8	NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	9,301	8,571	-78

Debt ratio (%)
22,218	22,596	23,745	6.8	TOTAL CAPITALISATION (Million euros)	22,218	23,745	6.8
26.4	22.0	21.5	-16.3	NET DEBT/ TOTAL CAPITALISATION (%)	26.4	21.5	-16.3
41.9	37.1	36.1	-13.8	NET DEBT + PREFERRED SHARES / TOTAL CAPITALISATION (%)	41.9	36.1	-13.8

(1)	At 30 June 2004, 1 euro = 1.217 dollars, at 31 March 2005, 1 euro = 1.295 dollars, and at 30 June 2005, 1 euro = 1.206 dollars.

(2)	Cash-flow after tax in the second quarter 2004 was negatively affected by a major tax payment by YPF in Argentina.

The company’s net debt at the end of the second quarter 2005 was Eu5,108 million, Eu143 million more than in March 2005 when it stood at Eu4,965 million. The high cash flow generated in the period was sufficient to finance investments and increases in working capital, associated with the rise in oil prices. It was also possible to absorb part of the effect produced by sharp dollar appreciation on debt expressed in dollars, which resulted in an additional Eu472 million in the quarter.

The net debt to capitalisation ratio stood at 21.5%, falling nearly five percentage points since June 2004. Taking preferred shares into account, this ratio went from 41.9% in June 2004 to 36.1% in June 2005.

We would like to remind the reader that, under the new accounting standards the “Financial income/charges” caption includes: preferred share remuneration, interest accretion to provisions (which are now carried in the books in present discounted value terms), and the impact of marking-to-market of financial derivatives that do not qualify for hedge accounting treatment.

Financial charges in second quarter 2005 were Eu204 million versus Eu120 million in the same period 2004. This increase is mostly attributable to the change in the sign of gains and losses due to exchange rate movements, and the marking-to-market of financial derivatives. Altogether, they account for a Eu50 million effect: a positive Eu18 million recorded in second quarter 2004 and a negative Eu32 million in the same quarter this year. To a lesser degree, the higher cost of interest accretion to provisions and the effect on net interest of the higher cost of dollar-denominated debt at a floating rate also contributed.

Unaudited figures

2Q 2004	1Q 2005	2Q 2005	% Variation 2Q05/2Q04	FINANCIAL EXPENSES (Million euros)	Jan-Jun 2004	Jan-Jun 2005	% Variation 05/04
91	98	107	17.6	NET INTEREST EXPENSE	187	205	9.6
44	44	45	2.3	DIVIDENDS PAID ON PREFERRED SHARES	89	89	0.0
-5	-4	-6	20.0	CAPITALISED INTEREST	-9	-10	11.1
-10	12	3	—	MARKET VALUATION OF FINANCIAL DERIVATIVES	10	15	50.0
12	19	25	108.3	INTEREST ACCRETION TO PROVISIONS	21	43	104.8
-8	17	29	—	EXCHANGE RATE LOSSES/(GAINS)	4	46	1,050.0
-4	8	2	—	OTHER FINANCIAL INCOME (EXPENSES)	4	10	150.0

120	194	204	98.0	TOTAL	306	398	30.1

4.- OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

4.1.- TAXES

The corporate tax rate for 2005 is estimated at 34%. Tax levied on second quarter 2005 earnings amounted to Eu420 million, and to Eu 858 million on the first half-year.

4.2.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures

2Q 2004	1Q 2005	2Q 2005	% Variation 2Q05/2Q04	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	Jan-Jun 2004	Jan-Jun 2005	% Variation 05/04
9	18	14	55.6	E&P	22	32	45.4
2	7	9	350.0	R&M	10	16	60.0
3	-1	2	-33.3	CHEMICALS	12	1	-91.7
5	3	4	-20.0	G&P	10	7	-30.0

19	27	29	52.6	TOTAL	54	56	3.7

Second quarter income from unconsolidated affiliates totalled Eu29 million in comparison to Eu19 million in the same quarter 2004. Second-quarter 2005 earnings include income from the first train of Atlantic LNG (Eu13 million), CLH (Eu8 million), and Enagás (Eu3 million). The main year-on-year differences arise, on the positive side, from higher income in 2005 from Atlantic LNG and CLH and, on the downside, from the non-inclusion of PBB Polisur results in 2005 following its divestment.

Equity on earnings of unconsolidated affiliates totalled Eu56 million in the first half 2005 versus Eu54 a year earlier, mainly because of the non-inclusion of PBB Polisur results, which, in first-half 2004 contributed Eu10 million, offset by improved performance from Atlantic LNG in 2005.

4.3.- MINORITY INTERESTS

Minority interests in second quarter 2005 totalled Eu40 million, higher than in the same period 2004. The main difference is that minority interests in La Pampilla refinery (Peru), Andina (Bolivia), and Petronor benefited from the year-on-year earnings growth posted by these companies in the quarter.

In first-half 2005, minority interests reached Eu73 million versus Eu36 million a year earlier. This variation stems from higher income in the first six months against the same period 2004 from the La Pampilla refinery, Andina, and Petronor.

5.- HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

In Exploration & Production, Repsol YPF, with a 15% stake, will invest $130 million in the start-up of the Neptune deepwater field in the Atwater area of the Gulf of Mexico. Neptune will have a capacity to produce up to 50,000 barrels of oil and 50 million cubic feet of gas per day with gross costs for the development estimated at some $850 million. Recoverable reserves at the field are estimated in a range from 100 million to 150 million boe. Designs already successfully used in the deepwater Gulf of Mexico will be applied for the development of its wells. The oil and gas will be exported to shore via the existing trunk lines. First oil is expected by the end of 2007.

Repsol YPF and Irving Oil Limited entered into an agreement on 7 June for developing the first LNG regassification plant on the East coast of Canada, forming a new company, Canaport LNG, which will construct and operate the terminal and supply markets in the surrounding area, as well as the northeast coast of the United States. The Canaport terminal will be located in Saint John, New Brunswick, and will initially be capable of delivering 10 Bcm per year of LNG to the market. Repsol YPF will supply the natural gas to feed the terminal and hold a contract for 100% of the plant’s regasification capacity. The regasification plant will go on stream and distribute natural gas to the market from 2008 onwards, and Repsol YPF will market the regassified LNG mostly in the USA.

An agreement has been reached for the sale of a stake in the exploration blocks owned by Repsol YPF in Cuba. Norsk Hydro and Oil and Natural Gas Corporation Limited (ONGC) will acquire a 30% holding in each block, while Repsol YPF retains 40% and continues as operator. The acquisition of the stipulated seismic data will begin shortly.

Repsol YPF on 19 July 2005 exercised a call option for the purchase from BPTT of three oil fields and one gas field in Trinidad & Tobago, off the southeast coast of the island, for a price of $229 million. The Trinidad & Tobago State oil company, Petrotrin, will purchase a 15% stake. Furthermore, the Government of Trinidad & Tobago holds a purchase option for an additional 15% stake to be assigned to a national company. The transaction is subject to approval by the Government of Trinidad & Tobago. The three oil fields, Teak, Samaan and Poui, currently produce 20,500 barrels of oil equivalent per day. Production facilities include three platforms, 10 drilling satellites and one compression satellite. The Onyx gas field is to be developed. The 3P reserves for the fields are estimated at 174 million barrels of oil equivalent.

Repsol YPF has signed a Memorandum of Understanding with Hunt Oil for developing the Peru LNG project. This project, the specifics of which are subject to a confidentiality provision, consists of a Hunt Oil and SK Corporation joint venture for building and operating a liquefaction plant in Pampa Melchorita (Peru). The plant, expected to be operational in 2009, will produce 4 million tons per year of LNG for sale on the west coast of North and Central America.

The natural gas for Peru LNG will be supplied from blocks 88 and 56 of the Camisea fields, in which Repsol YPF will also have a stake. The MOU also contemplates Repsol YPF taking a stake in Transportadora de Gas del Peru SA (TGP), the company that delivers natural gas from the Camisea area via the trans-Andean pipeline.

Regarding Corporate issues, Moody’s, the international rating agency, on 16 June last, upgraded Repsol YPF issuer rating to Baa1 from Baa2, based on the company’s solid financial profile, management’s stated strategy to broaden the group’s asset diversification, sustained strong position and cash generation from the group’s Spanish refining and marketing business, and gradual improvements in Argentina’s operating environment.

Manuel González Cid and Gregorio Villalabeitia Galarraga, institutional outside directors proposed by the Banco Bilbao Vizcaya Argentaria, S.A., resigned from the Repsol YPF, S.A. Board of Directors on 2 June 2005, in order to allow the company that proposed them as members to comply with the National Energy Commission resolutions dated 28 April 2005, following the decision by said Banco Bilbao Vizcaya Argentaria, S.A. to opt for maintaining the full political rights pertaining to its shareholding, and the presence of institutional outside directors, in Iberdrola, S.A.

“Repsol YPF’s Position on Biodiversity” was recently posted on the company’s website. Repsol YPF undertakes to respect biodiversity in the planning and development stages of its operations, preventing any possible negative impact on ecosystems. The protection and preservation of the environment and biodiversity are key elements in drafting the company’s strategy, inspired on the principles of sustainable development and in keeping with the Repsol YPF Environmental and Safety Policy.

Madrid, 28 July 2005

Investor Relations

Spain

Pº Castellana 278-280

28046 Madrid (Spain)

Tel: 34 913 48 55 48

Fax: 34 913 48 87 77

UNITED STATES

410 Park Avenue, Suite 440

New York 10022

Tel: +1 212 588 1087

Fax: +1 212 355 0910

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

TABLES

2ND QUARTER 2005 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q04	1Q05	2Q05	2004	2005
EBITDA (1)	1,717	1,952	1,976	3,283	3,928
Income from continuous operations before financial expenses	1,158	1,483	1,440	2,220	2,923
Financial expenses	(120)	(194)	(204)	(306)	(398)
Income of discontinued operations before tax	—	—	—		—
Income before income tax and income of associates	1,038	1,289	1,236	1,914	2,525
Income tax	(334)	(438)	(420)	(614)	(858)
Share in income of companies carried by the equity method	19	27	29	54	56
Income for the period	723	878	845	1,354	1,723

ATTRIBUTABLE TO:
Minority interests	23	33	40	36	73

EQUITY HOLDERS OF THE PARENT	700	845	805	1,318	1,650

NET CASH FLOW (2)	556	1,509	1,513	1,806	3,022

Earnings per share accrued by parent company (*)
* Euros/share	0.57	0.69	0.66	1.08	1.35
* $/ADR	0.70	0.90	0.80	1.31	1.63

Net cash flow per share (*)
* Euros/share	0.46	1.24	1.24	1.48	2.48
* $/ADR	0.55	1.60	1.49	1.80	2.98

(*)	Repsol YPF, S.A: share capital is represented by 1,220,863,463 shares

(1)	EBITDA: (Earnings plus amortizations plus/minus other revenue/expenses that do not generate cash variations and which are included in income from operations, excluding income on sale of non-current assets).

(2)	Net generated cash flow (Corresponds to EBITDA plus dividends collected on minority interests minus interests and taxes paid)

Dollar/euro exchange rate at date of closure of each quarter
1.2170	dollars per euro in 2Q04
1.2947	dollars per euro in 1Q05
1.2059	dollars per euro in 2Q05

BREAKDOWN OF REPSOL YPF ADJUSTED RESULTS TO NON RECURRING ITEMS (*)

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	2nd QUARTER 2005			JANUARY-JUNE 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,440	(12)	1,428	2,923	(102)	2,821
Exploration & Production	724	15	739	1,374	(2)	1,372
Refining & Marketing	701	(21)	680	1,354	(38)	1,316
Chemicals	80	(28)	52	241	(60)	181
Natural gas & Power	77	(18)	59	196	(50)	146
Corporate & others	(142)	40	(102)	(242)	48	(194)
Financial expenses	(204)	11	(193)	(398)	35	(363)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,236	(1)	1,235	2,525	(67)	2,458
Income tax	(420)	1	(419)	(858)	23	(835)
Share in income of companies carried by the equity method	29	—	29	56	—	56
Income for the period	845	(0)	845	1,723	(44)	1,679

ATTRIBUTABLE TO:
Minority interests	40	—	40	73	—	73

EQUITY HOLDERS OF THE PARENT	805	(0)	805	1,650	(44)	1,606

	2nd QUARTER 2004			JANUARY-JUNE 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,158	10	1,168	2,220	(5)	2,215
Exploration & Production	645	(3)	642	1,283	(5)	1,278
Refining & Marketing	455	(7)	448	763	(9)	754
Chemicals	55	2	57	96	1	97
Natural gas & Power	58	(2)	56	148	(15)	133
Corporate & others	(55)	20	(35)	(70)	23	(47)
Financial expenses	(120)	(31)	(151)	(306)	13	(293)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,038	(21)	1,017	1,914	8	1,922
Income tax	(334)	7	(327)	(614)	(3)	(617)
Share in income of companies carried by the equity method	19	—	19	54		54
Income for the period	723	(14)	709	1,354	5	1,359

ATTRIBUTABLE TO:
Minority interests	23	—	23	36		36

EQUITY HOLDERS OF THE PARENT	700	(14)	686	1,318	5	1,323

	1st QUARTER 2005
	Total	Non recurrent	Adjusted

Income from continuous operations before financial expenses	1,483	(90)	1,393
Exploration & Production	650	(17)	633
Refining & Marketing	653	(17)	636
Chemicals	161	(32)	129
Natural gas & Power	119	(32)	87
Corporate & others	(100)	8	(92)

Financial expenses	(194)	24	(170)
Income of discontinued operations before tax	—	—	—

Income before income tax and income of associates	1,289	(66)	1,223
Income tax	(438)	22	(416)
Share in income of companies carried by the equity method	27	—	27

Income for the period	878	(44)	834

ATTRIBUTABLE TO:
Minority interests	33	—	33

EQUITY HOLDERS OF THE PARENT	845	(44)	801

(*)	The concepts included as non-recurring income are: (i) all items which, according to Spanish accounting standards, are classified as extraordinary items (The Spanish General Accounting Plan and other regulations applicable to Spanish companies). In this respect, according to Spanish accounting standards, extraordinary items are classified as those outside the realm of the company’s typical activities and not reasonably expected to occur frequently; (ii) income on sale of E&P assets; (iii) currency exchange differences generated by the net cash position in the balance sheet in a currency other than the functional currency used by the subsidiary for its consolidation in the Group’s financial statements; and (v) any similar item referring to operations that are not within the scope of the company’s ordinary activities and which are not expected to take place regularly.

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q04	1Q05 (*)	2Q05	2004	2005
Exploration & Production	1,824	1,811	1,985	3,575	3,796
Spain	26	24	66	44	90
ABB	1,105	1,097	1,203	2,178	2,300
Rest of World	693	690	716	1,353	1,406

Refining & Marketing	8,333	9,087	10,377	16,125	19,464
Spain	5,799	6,856	7,082	11,210	13,938
ABB	1,465	1,444	1,847	2,834	3,291
Rest of World	1,069	787	1,448	2,081	2,235

Chemicals	689	914	983	1,323	1,897
Spain	565	652	704	1,090	1,356
ABB	124	181	169	233	350
Rest of World	—	81	110	—	191

Natural gas & Power	418	678	558	911	1,236

Corporate & others	(1,316)	(1,059)	(1,559)	(2,622)	(2,618)

TOTAL	9,948	11,431	12,344	19,312	23,775

(*)	First quarter 2005 data include certain reclassifications with respect to figures included in the note for first quarter 2005 results.

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q04	1Q05	2Q05	2004	2005
Exploration & Production	645	650	724	1,283	1,374
Spain	7	2	7	16	9
ABB	405	362	436	822	798
Rest of World	233	286	281	445	567

Refining & Marketing	455	653	701	763	1,354
Spain	327	390	521	552	911
ABB	107	210	164	182	374
Rest of World	21	53	16	29	69

Chemicals	55	161	80	96	241
Spain	24	69	9	43	78
ABB	31	74	34	53	108
Rest of World	—	18	37	—	55

Natural gas & Power	58	119	77	148	196

Corporate & others	(55)	(100)	(142)	(70)	(242)

TOTAL	1,158	1,483	1,440	2,220	2,923

BREAKDOWN OF REPSOL YPF EBITDA (*)

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q04	1Q05	2Q05	2004	2005
Exploration & Production	968	961	1,039	1,937	2,000
Spain	5	(6)	(1)	14	(7)
ABB	659	587	668	1,313	1,255
Rest of World	304	380	372	610	752

Refining & Marketing	595	746	844	1,027	1,590
Spain	414	432	613	723	1,045
ABB	148	243	198	251	441
Rest of World	33	71	33	53	104

Chemicals	96	216	55	177	271
Spain	57	143	(6)	109	137
ABB	39	47	44	68	91
Rest of World	—	26	17	—	43

Natural gas & Power	87	111	118	191	229

Corporate & others	(29)	(82)	(80)	(49)	(162)

TOTAL	1,717	1,952	1,976	3,283	3,928

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q04	1Q05	2Q05	2004	2005
Exploration & Production	306	229	326	586	555
Spain	3	6	(5)	3	1
ABB	179	156	217	337	373
Rest of World	124	67	114	246	181

Refining & Marketing	256	275	184	386	459
Spain	130	119	111	226	230
ABB	53	22	42	75	64
Rest of World	73	134	31	85	165

Chemicals	18	18	27	35	45
Spain	14	14	22	29	36
ABB	4	2	2	6	4
Rest of World	—	2	3	—	5

Natural gas & Power	50	80	177	478	257

Corporate & others	19	28	19	35	47

TOTAL	649	630	733	1,520	1,363

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figues)

Compiled in accordance with International Financial Reporting Standards

		DECEMBER 2004	JUNE 2005
	Goodwill	3,204	3,669
	Other intangible assets	693	927
	Property, Plant and Equipment	19,459	21,255
A.	Long term financial assets	1,358	1,235
	Other non-current assets	1,284	1,472
	Deferred tax assets	1,071	1,204
	Assets held for sale	83	49
	Current assets	8,202	10,012
B.	Temporary cash investments and cash on hand and in banks	3,681	4,116

	TOTAL ASSETS	39,035	43,939

	Total equity
C.	Attributable to equity holders of the parent	12,496	14,529
D.	Minority interests	426	408
	Long term provisions	1,984	2,269
	Deferred tax liabilities	2,768	3,132
E.	Subsidies and deferred revenues	182	237
F.	Preferred shares	3,386	3,463
G.	Non-current financial debt	7,285	7,257
	Financial lease liabilities	551	576
	Other non-current debt	816	1,227
H.	Current financial debt	3,139	3,352
	Other current liabilities	6,002	7,489

	TOTAL EQUITY AND LIABILITIES	39,035	43,939

	Financial ratios:
	MARK TO MARKET OF FINANCIAL DERIVATIVES EXCLUDING
I.	EXCHANGE RATE	(123)	(150)
J.	NET DEBT (Sum of G+H-A-B+I)	5,262	5,108
	CAPITALIZATION (Sum of C+D+E+F+J)	21,752	23,745
	TOTAL CAPITAL EMPLOYED (Sum of C+D+F+J)	21,570	23,508
	ROACE before non-recurrent liabilities	15.7%	17.0%

STATEMENT OF CASH FLOW

JANUARY - MARCH 2004 & 2005

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES		JANUARY-JUNE
	2Q04	2Q05	2004	2005
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,158	1,446	2,220	2,923
Adjustments for:
Amortizations	546	576	1,081	1,121
Net provisions	30	50	33	91
Income from non-commercial asset divestments	(4)	(58)	(12)	(122)
Other adjustments	(13)	(38)	(39)	(85)

EBITDA	1,717	1,976	3,283	3,928

Changes in working capital	(173)	(322)	(239)	(359)
Dividends received	13	26	15	36
Income taxes paid	(1,084)	(394)	(1,186)	(675)
Provisions used	(13)	(27)	(60)	(73)

	460	1,259	1,813	2,857

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(16)	(22)	(32)	(30)
Property, Plant and Equipment	(555)	(592)	(995)	(1,074)
Acquisition of shareholding in consolidated companies	(3)	(107)	(361)	(222)
Other non-current assets	(75)	(12)	(132)	(37)

Total Investments	(649)	(733)	(1,520)	(1,363)
Divestments	26	109	75	259

	(623)	(624)	(1,445)	(1,104)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	10	192	119	720
Repayment of loans	(165)	(786)	(2,593)	(1,369)
Net interest paid	(90)	(95)	(306)	(267)
Cash and cash equivalent obtained (applied) on derivative financial instruments	0	(28)	24	(59)
Payment of finance leases liabilities	(3)	(3)	(6)	(7)
Subsidies and other non-current liabilities received	31	8	57	16
Subsidies and other non-current liabilities cancelled	(13)	(5)	(34)	(165)
Dividend paid	(19)	(40)	(268)	(345)

	(249)	(757)	(3,007)	(1,476)

Net change in cash and cash equivalent	(412)	(122)	(2,639)	277

Cash and cash equivalent at the beginning of the period	2,464	3,760	4,691	3,321

Cash and cash equivalent at the end of the period
Consolidation of new entities	n.a.	32	n.a.	40
Exchange rate effects	n.a.	97	n.a.	129
Cash and cash equivalent at the end of the period .	2,052	3,767	2,052	3,767

n.a. = not available

TABLES

OPERATING HIGHLIGHTS

2ND Quarter 2005

OPERATING HIGHLIGHTS E&P

	UNITS	2004			2005			% Variation 2005/20004
		1Q	2Q	ACCUMULATED	1Q	2Q	ACCUMULATED
-HYDROCARBON PRODUCTION	K Bep/d	1,125	1,179	1,152	1,132	1,180	1156	0.3
Crude and Liquids production	K Bep/d	580	576	578	542	542	542	-6.2
-ABB	K Bep/d	434	434	434	408	409	409	-5.8
-Rest of the world	K Bep/d	145	141	143	134	132	133	-7.2
Natural Gas production	K Bep/d	545	604	574	590	638	614	6.9
-ABB	K Bep/d	384	448	416	412	463	437	5.1
-Rest of the world	K Bep/d	161	156	158	178	175	177	11.7

OPERATING HIGHLIGHTS CHEMICALS

	UNIT	2004			2005			% Variation 2005/20004
		1Q	2Q	ACCUMULATED	1Q	2Q	ACCUMULATED
SALES OF PETROCHEMICALS PRODUCTS	Kt	951	983	1,935	1,018	1,151	2,168	12.1
By tipe of product
-Base petrochemical	Kt	104	116	220	223	213	436	98.1
-Spain	Kt	58	69	127	61	64	124	-2.1
-ABB	Kt	31	31	62	34	34	68	9.7
-Rest of the world	Kt	15	16	31	128	115	243	690.3

-Derivative petrochemicals	Kt	847	867	1,715	795	938	1,733	1.1
-Spain	Kt	283	289	571	254	270	524	-8.3
-ABB	Kt	119	207	325	97	249	346	6.6
-Rest of the world	Kt	446	372	818	444	418	862	5.4

OPERATING HIGHLIGHTS R&M

	Unidad	2004			2005			% Variation 2005/2004
		1Q	2Q	ACCUMULATED	1Q	2Q	ACCUMULATED
- CRUDE OIL PROCESSED	M tep	13.0	14.0	27.0	13.1	13.5	26.6	-1.6
- Spain	M tep	8.0	8.8	16.8	7.9	8.1	16.0	-4.9
- Argentina	M tep	4.2	4.3	8.5	4.3	4.3	8.6	1.7
- Rest of the world	M tep	0.8	1.0	1.8	0.9	1.1	2.0	14.2
- SALES OF OIL PRODUCTS	Kt	13,170	13,285	26,455	14,131	14,318	28,449	7.5
- Sales in Spain	Kt	7,927	8,074	16,001	8,285	8,437	16,722	4.5
- Own network	Kt	5,173	5,153	10,326	5,571	5,235	10,806	4.6
- Light products	Kt	4,243	4,120	8,363	4,309	4,172	8,481	1.4
- Other Products	Kt	930	1,033	1,963	1,262	1,063	2,325	18.4
- Other Sales to Domestic Market	Kt	1,556	1,700	3,256	1,877	1,857	3,734	14.7
- Light Products	Kt	1,146	1,248	2,394	1,400	1,368	2,768	15.6
- Other Products	Kt	410	452	862	477	489	966	12.1
- Exports	Kt	1,198	1,221	2,419	837	1,345	2,182	-9.8
- Light Products	Kt	385	451	836	280	485	765	-8.5
- Other Products	Kt	813	770	1,583	557	860	1,417	-10.5
- Sales in ABB	Kt	3,659	3,633	7,292	3,920	3,677	7,597	4.2
- Own network	Kt	1,936	2,045	3,981	2,194	2,319	4,513	13.4
- Light products	Kt	1,551	1,674	3,225	1,802	1,887	3,689	14.4
- Other Products	Kt	385	371	756	392	432	824	9.0
- Other Sales to Domestic Market	Kt	699	751	1,450	696	667	1,363	-6.0
- Light Products	Kt	508	508	1,016	449	448	897	-11.7
- Other Products	Kt	191	243	434	247	219	466	7.4
- Exports	Kt	1,024	837	1,861	1,030	691	1,721	-7.5
- Light Products	Kt	616	558	1,174	662	384	1,046	-10.9
- Other Products	Kt	408	279	687	368	307	675	-1.7
- Sales in rest of the world	Kt	1,584	1,578	3,162	1,926	2,204	4,130	30.6
- Own network	Kt	980	1,048	2,028	1,269	1,388	2,657	31.0
- Light products	Kt	798	797	1,595	1,116	1,191	2,307	44.6
- Other Products	Kt	182	251	433	153	197	350	-19.2
- Other Sales to Domestic Market	Kt	392	421	812	399	432	831	2.3
- Light Products	Kt	315	321	636	323	302	625	-1.7
- Other Products	Kt	76	100	176	76	130	206	17.0
- Exports	Kt	213	110	322	258	384	642	99.4
- Light Products	Kt	10	12	22	55	96	151	586.4
- Other Products	Kt	203	98	300	203	288	491	63.7

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Ventas de GLP (kt)

	UNIT	2004			2005			% Variation 2005/2004
		1Q	2Q	ACCUMULATED	1Q	2Q	ACCUMULATED
- LPG
- LPG SALES	Kt	938	801	1,739	998	742	1,739	0.0
- Sales in Spain	Kt	653	468	1,121	708	369	1,077	-3.9
- Sales in ABB	Kt	102	131	233	98	126	224	-4.0
- Sales in rest of Latan	Kt	156	182	338	162	195	356	5.4
- Sales in rest of the world	Kt	27	20	47	31	52	83	75.3

ANNEX

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES				TOTAL
	1Q04	2Q04	3Q04	4Q04
EBITDA (1)	1,566	1,717	1,867	1,852	7,002
Income from continuous operations before financial expenses	1,062	1,158	1,221	525	3,966
Financial expenses	(186)	(120)	(119)	(71)	(496)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	876	1,038	1,102	454	3,470
Income tax	(280)	(334)	(351)	(146)	(1,111)
Share in income of companies carried by the equity method	35	19	34	43	131
Income for the period	631	723	785	351	2,490

ATTRIBUTABLE TO:

Minority interests
	13	23	18	23	77

EQUITY HOLDERS OF THE PARENT	618	700	767	328	2,413

NET CASH FLOW (2)	1,250	556	1,471	1,420	4,697

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04
EBITDA (1)	1,566	3,283	5,150	7,002
Income from continuous operations before financial expenses	1,062	2,220	3,441	3,966
Financial expenses	(186)	(306)	(425)	(496)
Income of discontinued operations before tax	—
Income before income tax and income of associates	876	1,914	3,016	3,470
Income tax	(280)	(614)	(965)	(1,111)
Share in income of companies carried by the equity method	35	54	88	131
Income for the period	631	1,354	2,139	2,490

ATTRIBUTABLE TO:

Minority interests	13	36	54	77

EQUITY HOLDERS OF THE PARENT	618	1,318	2,085	2,413

NET CASH FLOW (2)	1,250	1,806	3,277	4,697

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

(1)	EBITDA: (Operating income plus amortizations +/- other expense/income not generating movements in cash flow included in operating

(2)	NET CASH FLOW: (EBITDA - interests paid - income tax paid)

Dollar/euro exchange rate at date of closure of each quarter

1.221 dollars per euro in 1Q04
1.217 dollars per euro in 2Q04
1.234 dollars per euro in 3Q04
1.354 dollars per euro in 4Q04

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS (*)

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1st QUARTER 2004			JANUARY-MARCH 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,062	(15)	1,047	1,062	(15)	1,047
Exploration & Production	638	(2)	636	638	(2)	636
Refining & Marketing	308	(2)	306	308	(2)	306
Chemicals	41	(1)	40	41	(1)	40
Natural gas & Power	90	(13)	77	90	(13)	77
Corporate & others	(15)	3	(12)	(15)	3	(12)
Financial expenses	(186)	44	(142)	(186)	44	(142)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	876	29	905	876	29	905
Income tax	(280)	(9)	(289)	(280)	(9)	(289)
Share in income of companies carried by the equity method	35	—	35	35		35
Income for the period	631	20	651	631	20	651

ATTRIBUTABLE TO:

Minority interests	13	—	13	13		13

EQUITY HOLDERS OF THE PARENT	618	20	638	618	20	638

	2nd QUARTER 2004			JANUARY-JUNE 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,158	10	1,168	2,220	(5)	2,215
Exploration & Production	645	(3)	642	1,283	(5)	1,278
Refining & Marketing	455	(7)	448	763	(9)	754
Chemicals	55	2	57	96	1	97
Natural gas & Power	58	(2)	56	148	(15)	133
Corporate & others	(55)	20	(35)	(70)	23	(47)
Financial expenses	(120)	(31)	(151)	(306)	13	(293)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,038	(21)	1,017	1,914	8	1,922
Income tax	(334)	7	(327)	(614)	(3)	(617)
Share in income of companies carried by the equity method	19	—	19	54		54
Income for the period	723	(14)	709	1,354	5	1,359

ATTRIBUTABLE TO:

Minority interests	23	—	23	36		36

EQUITY HOLDERS OF THE PARENT	700	(14)	686	1,318	5	1,323

	3rd QUARTER 2004			JANUARY-SEPTEMBER 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,221	10	1,231	3,441	5	3,446
Exploration & Production	713	(2)	711	1,996	(7)	1,989
Refining & Marketing	428	(19)	409	1,191	(28)	1,163
Chemicals	96	2	98	192	3	195
Natural gas & Power	73	(4)	69	221	(19)	202
Corporate & others	(89)	33	(56)	(159)	56	(103)
Financial expenses	(119)	(1)	(120)	(425)	12	(413)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,102	9	1,111	3,016	17	3,033
Income tax	(351)	(3)	(354)	(965)	(5)	(970)
Share in income of companies carried by the equity method	34	—	34	88		88
Income for the period	785	6	791	2,139	12	2,151

ATTRIBUTABLE TO:

Minority interests	18	—	18	54		54

EQUITY HOLDERS OF THE PARENT	767	6	773	2,085	12	2,097

	4th QUARTER 2004			JANUARY-DECEMBER 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	525	693	1,218	3,966	698	4,664
Exploration & Production	557	92	649	2,553	85	2,638
Refining & Marketing	351	138	489	1,542	110	1,652
Chemicals	81	13	94	273	16	289
Natural gas & Power	89	(19)	70	310	(38)	272
Corporate & others	(553)	469	(84)	(712)	525	(187)
Financial expenses	(71)	(18)	(89)	(496)	(6)	(502)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	454	675	1,129	3,470	692	4,162
Income tax	(146)	(216)	(362)	(1,111)	(221)	(1,332)
Share in income of companies carried by the equity method	43	—	43	131		131
Income for the period	351	459	810	2,490	471	2,961

ATTRIBUTABLE TO:

Minority interests
	23	—	23	77		77

EQUITY HOLDERS OF THE PARENT	328	459	787	2,413	471	2,884

(*)	The concepts included as non-recurring income are: (i) all items that, according to Spanish accounting standards, are classified as extraordinary items (Spanish General Accounting Plan and other standards applicable to Spanish companies). In this respect, extraordinary items under Spanish accounting standards are those which are outside the Company’s typical line of business and are not reasonably expected to occur with any frequency; (ii) income generated on the sale of E&P assets; (iii) currency exchange differences arising due to a net balance sheet position expressed in a currency other than the one generally used by the subsidiaries for consolidation in the group’s income statement; (iv) mark-to-market valuations of financial derivatives; and (v) any other similar item involving activities different from the company’s ordinary activities which are not expected to occur on a regular basis.

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	1,751	1,824	2,075	2,069	7,719
Spain	18	26	26	29	99
ABB (*)	1,073	1,105	1,246	1,231	4,655
Rest of World	660	693	803	809	2,965

Refining & Marketing	7,792	8,333	8,701	9,371	34,197
Spain	5,411	5,799	6,294	6,691	24,195
ABB (*)	1,369	1,465	1,602	1,564	6,000
Rest of World	1,012	1,069	805	1,116	4,002

Chemicals	634	689	826	876	3,025
Spain	525	565	654	700	2,444
ABB (*)	109	124	172	144	549
Rest of World	—	—	—	32	32

Natural gas & Power	493	418	475	605	1,991

Corporate & others	(1,306)	(1,316)	(1,546)	(1,519)	(5,687)

TOTAL	9,364	9,948	10,531	11,402	41,245

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	1,751	3,575	5,650	7,719
Spain	18	44	70	99
ABB (*)	1,073	2,178	3,424	4,655
Rest of World	660	1,353	2,156	2,965

Refining & Marketing	7,792	16,125	24,826	34,197
Spain	5,411	11,210	17,504	24,195
ABB (*)	1,369	2,834	4,436	6,000
Rest of World	1,012	2,081	2,886	4,002

Chemicals	634	1,323	2,149	3,025
Spain	525	1,090	1,744	2,444
ABB (*)	109	233	405	549
Rest of World	—	—	—	32

Natural gas & Power	493	911	1,386	1,991

Corporate & others	(1,306)	(2,622)	(4,168)	(5,687)

TOTAL	9,364	19,312	29,843	41,245

(*)	ABB = Argentina, Bolivia and Brazil

Note: These figures include several reclassifications with respect to those included in the Annex published jointly with the note on 1Q2005 results.

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	638	645	713	557	2,553
Spain	9	7	(2)	12	26
ABB	417	405	492	449	1,763
Rest of World	212	233	223	96	764

Refining & Marketing	308	455	428	351	1,542
Spain	225	327	309	385	1,246
ABB	75	107	96	(26)	252
Rest of World	8	21	23	(8)	44

Chemicals	41	55	96	81	273
Spain	19	24	46	32	121
ABB	22	31	50	37	140
Rest of World	—	—	—	12	12

Natural gas & Power	90	58	73	89	310

Corporate & others	(15)	(55)	(89)	(553)	(712)

TOTAL	1,062	1,158	1,221	525	3,966

	DATOS ACUMULADOS
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	638	1,283	1,996	2,553
Spain	9	16	14	26
ABB	417	822	1,314	1,763
Rest of World	212	445	668	764

Refining & Marketing	308	763	1,191	1,542
Spain	225	552	861	1,246
ABB	75	182	278	252
Rest of World	8	29	52	44

Chemicals	41	96	192	273
Spain	19	43	89	121
ABB	22	53	103	140
Rest of World				12

Natural gas & Power	90	148	221	310

Corporate & others	(15)	(70)	(159)	(712)

TOTAL	1,062	2,220	3,441	3,966

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	969	968	1,103	1,108	4,148
Spain	9	5	(2)	19	31
ABB	654	659	754	738	2,805
Rest of World	306	304	351	351	1,312

Refining & Marketing	432	595	564	678	2,269
Spain	309	414	405	550	1,678
ABB	103	148	138	86	475
Rest of World	20	33	21	42	116

Chemicals	81	96	135	109	421
Spain	52	57	78	60	247
ABB	29	39	57	33	158
Rest of World	—	—	—	16	16

Natural gas & Power	104	87	99	98	388

Corporate & others	(20)	(29)	(34)	(141)	(224)

TOTAL	1,566	1,717	1,867	1,852	7,002

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	969	1,937	3,040	4,148
Spain	9	14	12	31
ABB	654	1,313	2,067	2,805
Rest of World	306	610	961	1,312

Refining & Marketing	432	1,027	1,591	2,269
Spain	309	723	1,128	1,678
ABB	103	251	389	475
Rest of World	20	53	74	116

Chemicals	81	177	312	421
Spain	52	109	187	247
ABB	29	68	125	158
Rest of World	—			16

Natural gas & Power	104	191	290	388

Corporate & others	(20)	(49)	(83)	(224)

TOTAL	1,566	3,283	5,150	7,002

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	280	306	307	292	1,185
Spain	—	3	—	9	12
ABB	158	179	174	220	731
Rest of World	122	124	133	63	442

Refining & Marketing	130	256	213	712	1,311
Spain	96	130	149	259	634
ABB	22	53	54	91	220
Rest of World	12	73	10	362	457

Chemicals	17	18	19	238	292
Spain	15	14	16	27	72
ABB	2	4	3	8	17
Rest of World	—	—	—	203	203

Natural gas & Power	428	50	186	113	777

Corporate & others	16	19	85	62	182

TOTAL	871	649	810	1,417	3,747

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	280	586	893	1,185
Spain	—	3	3	12
ABB	158	337	511	731
Rest of World	122	246	379	442

Refining & Marketing	130	386	599	1,311
Spain	96	226	375	634
ABB	22	75	129	220
Rest of World	12	85	95	457

Chemicals	17	35	54	292
Spain	15	29	45	72
ABB	2	6	9	17
Rest of World	—			203

Natural gas & Power	428	478	664	777

Corporate & others	16	35	120	182

TOTAL	871	1,520	2,330	3,747

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

		2004
		MARCH	JUNE	SEPTEMBER	DECEMBER
	Goodwill	3,225	3,212	3,284	3,204
	Other intangible assets	679	685	704	693
	Property, Plant and Equipment	19,770	19,787	19,700	19,459
A.	Long term financial assets	981	958	1,011	1,358
	Other non-current assets	1,267	1,357	1,520	1,284
	Deferred tax assets	1,004	1,008	1,148	1,071
	Assets held for sale	43	41	47	83
	Current assets	6,878	7,133	7,810	8,202
B.	Temporary cash investments and cash on hand and in banks	2,986	2,625	2,348	3,681

	TOTAL ASSETS	36,833	36,806	37,572	39,035

	Total equity
C.	Attributable to equity holders of the parent	11,538	12,251	12,963	12,496
D.	Minority interests	487	477	452	426
	Long term provisions	1,142	1,167	1,199	1,984
	Deferred tax liabilities	3,095	3,159	3,129	2,768
E.	Subsidies and deferred revenues	193	189	216	182
F.	Preferred shares	3,428	3,435	3,433	3,386
G.	Non-current financial debt	7,973	7,769	6,169	7,285
	Financial lease liabilities	401	397	391	551
	Other non-current debt	774	860	1,013	816
H.	Current financial debt	1,708	1,833	3,257	3,139
	Other current liabilities	6,094	5,269	5,350	6,002

	TOTAL EQUITY AND LIABILITIES	36,833	36,806	37,572	39,035

I.	MARK TO MARKET OF FINANCIAL DERIVATIVES EXCLUDING EXCHANGE RATE	(197)	(153)	(176)	(123)

J.	NET DEBT (Sum of G+H-A-B+I)	5,517	5,866	5,891	5,262

	CAPITALIZATION (Sum of C+D+E+F+J)	21,163	22,218	22,955	21,752

	TOTAL CAPITAL EMPLOYED (Sum of C+D+F+J)	20,970	22,029	22,739	21,570

	ROACE before non-recurrent liabilities	14.4%	14.7%	15.0%	15.7%

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,062	1,158	1,221	525	3,966
Adjustments for:
Amortizations	535	546	609	640	2,330
Net provisions	3	30	59	647	739
Income from non-commercial asset divestments	(8)	(4)	(11)	2	(21)
Other adjustments	(26)	(13)	(11)	38	(12)

EBITDA	1,566	1,717	1,867	1,852	7,002
Changes in working capital	(66)	(173)	(605)	24	(820)
Dividends received	2	13	6	21	42
Income taxes paid	(102)	(1,084)	(269)	(289)	(1,744)
Provisions used	(47)	(13)	(30)	(76)	(166)

	1,353	460	969	1,532	4,314

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(16)	(16)	(31)	(20)	(83)
Property, Plant and Equipment	(440)	(555)	(579)	(818)	(2,392)
Acquisition of shareholding in consolidated companies	(358)	(3)	(130)	(592)	(1,083)
Other non-current assets	(57)	(75)	(70)	13	(189)

Total Investments	(871)	(649)	(810)	(1,417)	(3,747)
Divestments	49	26	86	100	261

	(822)	(623)	(724)	(1,317)	(3,486)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	109	10	91	1,557	1,767
Repayment of loans	(2,428)	(165)	(102)	(285)	(2,980)
Net interest paid	(216)	(90)	(133)	(164)	(603)
Cash and cash equivalent obtained (applied) on derivative financial instruments	24	0	(8)	86	102
Payment of finance leases liabilities	(3)	(3)	(3)	(3)	(12)
Subsidies and other non-current liabilities received	26	31	26	23	106
Subsidies and other non-current liabilities cancelled	(21)	(13)	(24)	15	(43)
Dividend paid	(249)	(19)	(247)	(20)	(535)

	(2,758)	(249)	(400)	1,209	(2,198)

Net change in cash and cash equivalent	(2,227)	(412)	(155)	1,424	(1,370)

Cash and cash equivalent at the beginning of the period	4,691	2,464	2,052	1,897	4,691

Cash and cash equivalent at the end of the period	2,464	2,052	1,897	3,321	3,321

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,062	2,220	3,441	3,966
Adjustments for:
Amortizations	535	1,081	1,690	2,330
Net provisions	3	33	92	739
Income from non-commercial asset divestments	(8)	(12)	(23)	(21)
Other adjustments	(26)	(39)	(50)	(12)

EBITDA	1,566	3,283	5,150	7,002
Changes in working capital	(66)	(239)	(844)	(820)
Dividends received	2	15	21	42
Income taxes paid	(102)	(1,186)	(1,455)	(1,744)
Provisions used	(47)	(60)	(90)	(166)

	1,353	1,813	2,782	4,314

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(16)	(32)	(63)	(83)
Property, Plant and Equipment	(440)	(995)	(1,574)	(2,392)
Acquisition of shareholding in consolidated companies	(358)	(361)	(491)	(1,083)
Other non-current assets	(57)	(132)	(202)	(189)

Total Investments	(871)	(1,520)	(2,330)	(3,747)
Divestments	49	75	161	261

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	109	119	210	1,767
Repayment of loans	(2,428)	(2,593)	(2,695)	(2,980)
Net interest paid	(216)	(306)	(439)	(603)
Cash and cash equivalent obtained (applied) on derivative financial instruments	24	24	16	102
Payment of finance leases liabilities	(3)	(6)	(9)	(12)
Subsidies and other non-current liabilities received	26	57	83	106
Subsidies and other non-current liabilities cancelled	(21)	(34)	(58)	(43)
Dividend paid	(249)	(268)	(515)	(535)

	(2,758)	(3,007)	(3,407)	(2,198)

Net change in cash and cash equivalent	(2,227)	(2,639)	(2,794)	(1,370)

Cash and cash equivalent at the beginning of the period	4,691	4,691	4,691	4,691

Cash and cash equivalent at the end of the period	2,464	2,052	1,897	3,321

Note:	These figures include several reclassifications with respect to those included in the Annex published jointly with the note on 1Q2005 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: August 9, 2005	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer